CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$1,000,000	$39.30

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $403,016.81 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $39.30 offset against the registration fee due for this offering and of which $402,977.51 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 931 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 110-I dated January 14, 2008	Registration Statement No. 333-130051 Dated January 14, 2008 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $1,000,000 Knock-Out Buffered Return Enhanced Notes Linked to the iShares® MSCI Australia Index Fund due January 20, 2011

General

  The notes are designed for investors who seek an uncapped return of 1.22 times the appreciation of the iShares® MSCI Australia Index Fund at maturity. Investors should be willing to forgo interest and dividend payments and, if the closing price of one share of the Index Fund declines, as compared to the Initial Share Price, by more than 40% on any trading day during the Monitoring Period, be willing to lose some or all of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing January 20, 2011†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on January 14, 2008 and are expected to settle on or about January 17, 2008.

Key Terms

Index Fund:	iShares® MSCI Australia Index Fund (the “Index Fund”)
Upside Leverage Factor:	1.22
Payment at Maturity:

If the Final Share Price is greater than the Initial Share Price, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Share Return multiplied by 1.22. Accordingly, if the Share Return is positive, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Share Return x 1.22)]

Your principal is protected against up to a 40% decline of the Index Fund at maturity if a Knock-Out Event has not occurred. If the Final Share Price declines from the Initial Share Price and a Knock-Out Event has not occurred, you will receive the principal amount of your notes at maturity.

A Knock-Out Event occurs, if, on any trading day during the Monitoring Period, the closing price of one share of the Index Fund has declined, as compared to the Initial Share Price, by more than the Knock-Out Buffer Amount of 40%.

If the Final Share Price declines from the Initial Share Price and a Knock-Out Event has occurred, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price declines from the Initial Share Price. Under these circumstances, your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Share Return)]

If the Final Share Price declines from the Initial Share Price and a Knock-Out Event has occurred, the protection provided by the Knock-Out Buffer Amount of 40% will terminate and you will lose some or all of your investment at maturity.

Monitoring Period:	The period from the pricing date to and including the Observation Date.
Knock-Out Buffer Amount:	40%
Share Return:	Final Share Price – Initial Share Price Initial Share Price
Initial Share Price	The closing price of one share of the Index Fund on the pricing date, which was $28.14.
Final Share Price:	The closing price of one share of the Index Fund on the Observation Date times the Share Adjustment Factor on such date.
Share Adjustment Factor:

1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 110-I for further information about these adjustments.

Observation Date:	January 14, 2011†
Maturity Date:	January 20, 2011†
CUSIP:	48123MPW6
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 110-I.

Investing in Knock-Out Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 110-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$52.50	$947.50

Total	$1,000,000	$52,500	$947,500

(1)	J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $52.50 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $25.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-39 of the accompanying product supplement no. 110-I.

For a different portion of the notes to be sold in this offering, a non-affiliated bank will receive a fee and an affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $52.50 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

January 14, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 110-I dated January 14, 2008. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated January 14,2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 110-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 110-I dated January 14, 2008:
   http://www.sec.gov/Archives/edgar/data/19617/000089109208000256/e29883_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  UNCAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Share Return by 1.22. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Index Fund. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the Final Share Price, as compared to the Initial Share Price, of up to 40%, if a Knock-Out Event has not occurred. If, on any trading day during the Monitoring Period, the closing price of one share of the Index Fund has declined, as compared to the Initial Share Price, by more than 40%, the protection provided by the Knock-Out Buffer Amount of 40% will terminate and for every 1% decline of the Index Fund below the Initial Share Price, you will lose an amount equal to 1% of the principal amount of your notes.
  RETURN LINKED SOLELY TO THE iSHARES® MSCI AUSTRALIA INDEX FUND — The iShares® MSCI Australia Index Fund is an exchange-traded fund of iShares, Inc., which is a registered investment company that consists of numerous separate investment portfolios. The iShares® MSCI Australia Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Australian market, as measured by the MSCI Australia Index. We refer to the MSCI Australia Index to as the Underlying Index. The Underlying Index is a free float-adjusted market capitalization index that is intended to reflect the sectoral diversity of the Australian equity market and to represent Australian companies that are available to investors worldwide. For additional information about the Index Fund, see the information set forth under “The iShares® MSCI Australia Index Fund,“ as supplemented by “Supplemental Information — Transition of the MSCI Australia Index to a New Index Methodology,” in the accompanying product supplement no. 110-I.
  CURRENCY MARKET EXPOSURE — Holders of the notes will be able to participate in potential fluctuations in the value, relative to the U.S. dollar, of the Australian dollar, which reflects the currency in which equity securities held by the Index Fund trade. If the U.S. dollar weakens against the Australian dollar, the net asset value of the Index Fund will appreciate and the payment at maturity, if any, may be increased. For additional information about the impact of currency movements on the notes, please see “Selected Risk Considerations — The Notes Are Subject to Currency Exchange Risk” below.
  TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 110-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” that, subject to the discussion of the “constructive ownership” rules in the next sentence, generates long-term capital gain or loss if held for more than one year, whether or not you are an initial purchaser of notes at the issue price. However, a portion of any gain on the sale or settlement of the notes after one year could be treated as subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code, in which case the tax consequences of selling or settling the notes could be significantly and adversely affected.
  Code Section 1260 generally applies if you enter into a “constructive ownership transaction” with respect to a “pass-thru” entity. It is not clear whether your ownership of a note will be subject to the “constructive ownership” regime. If so, any long-term capital gain recognized in respect of the note in excess of the “net underlying long-term capital gain” (as defined in Code Section 1260) will be treated as ordinary income, and an interest charge will apply as if that income had accrued for tax purposes at a constant yield over the notes’ term. If a note is treated as a constructive ownership transaction, there will be a presumption that all long-term capital gain is subject to recharacterization as ordinary income unless the contrary is demonstrated by clear and convincing evidence. Therefore, any long-term capital gain you realize on the sale, exchange or redemption of a note that exceeds the amount of long-term capital gain you can establish would have been realized if you had invested $1,000 per note in Index Fund shares at the issue date and sold them at the sale, exchange or redemption date could be recharacterized as ordinary income and subject to an interest charge. Our special tax counsel is unable to express any opinion as to whether or to what extent the constructive ownership rules might apply to an investment in the notes.
  In addition, the Internal Revenue Service or a court may not respect the characterization and treatment of the notes as an “open transaction,” in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance, promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the treatment of the notes, including the possible application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the iShares® MSCI Australia Index Fund	PS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund, the Underlying Index or any of the equity securities held by the Index Fund or included in the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 110-I dated January 14, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index Fund and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Share Return is positive or negative. If the Final Share Price is less than the Initial Share Price and a Knock-Out Event has occurred, the protection provided by the Knock-Out Buffer Amount of 40% will terminate and for every 1% that the Final Share Price decreases below the Initial Share Price, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you could lose some or all of your principal.
  YOUR PROTECTION MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES — If the closing price of one share of the Index Fund on any trading day during the Monitoring Period has declined from the Initial Share Price by more than the Knock-Out Buffer Amount of 40%, you will at maturity be fully exposed to any depreciation in the Index Fund. We refer to this feature as a contingent buffer. Under these circumstances, if the Final Share Price is less than the Initial Share Price, you will lose 1% of the principal amount of your investment for every 1% that the Final Share Price declines below the Initial Share Price. You will be subject to this potential loss of principal even if the closing price of one share of the Index Fund subsequently increases such that the Final Share Price has declined from the Initial Share Price by less than the Knock-Out Buffer Amount of 40%. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities held by the Index Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Index Fund, holders of the notes will be exposed to currency exchange rate risk with respect to the Australian dollar, the currency in which equity securities held by the Index Fund are denominated. The net effect of this exposure will depend on the extent to which the Australian dollar strengthens or weakens against the U.S. dollar. If the U.S. dollar strengthens against the Australian dollar, the net asset value of the Index Fund will be adversely affected and the payment at maturity, if any, may be reduced.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the equity securities held by the Index Fund or included in the Underlying Index would have.
  THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND — Although shares of the Index Fund are listed for trading on NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, Barclays Global Fund Advisors, which we refer to as BGFA, is the Index Fund’s investment adviser. The Index Fund is subject to management risk, which is the risk that BGFA’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, BGFA may select up to 10% of the Index Fund’s assets to be invested in futures contracts, options on futures contracts, other types of options and swaps related to the Underlying Index as well as cash and cash equivalents, including shares of money market funds advised by BGFA or its affiliates. Any of these actions could adversely affect the market price of the shares of the Index Fund, and consequently, the value of the notes.
  DIFFERENCES BETWEEN THE INDEX FUND AND THE UNDERLYING INDEX — The Index Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the prices of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index Fund;
    the time to maturity of the notes;
    whether a Knock-Out Event has occurred;
    the dividend rate on the equity securities held by the Index Fund;
    interest and yield rates in Australia as well as in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and the Australian dollar and the correlation between that rate and the prices of shares of the Index Fund;
    the occurrence of certain events to the Index Fund that may or may not require an adjustment to the Share Adjustment Factor; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the iShares® MSCI Australia Index Fund	PS-2

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index Fund?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Share Price of $28.00. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Share Price	Share Return	Note Total Return if Knock-Out Event Has Not Occurred (1)	Note Total Return if Knock-Out Event Has Occurred (2)

$56.00	100.00%	122.00%	122.00%
$50.40	80.00%	97.60%	97.60%
$46.20	65.00%	79.30%	79.30%
$42.00	50.00%	61.00%	61.00%
$39.20	40.00%	48.80%	48.80%
$36.40	30.00%	36.60%	36.60%
$33.60	20.00%	24.40%	24.40%
$30.80	10.00%	12.20%	12.20%
$29.40	5.00%	6.10%	6.10%
$28.00	0.00%	0.00%	0.00%
$26.60	-5.00%	0.00%	-5.00%
$25.20	-10.00%	0.00%	-10.00%
$22.40	-20.00%	0.00%	-20.00%
$19.60	-30.00%	0.00%	-30.00%
$16.80	-40.00%	0.00%	-40.00%
$14.00	-50.00%	N/A	-50.00%
$11.20	-60.00%	N/A	-60.00%
$8.40	-70.00%	N/A	-70.00%
$5.60	-80.00%	N/A	-80.00%
$2.80	-90.00%	N/A	-90.00%
$0.00	-100.00%	N/A	-100.00%

(1)	The closing price of one share of the Index Fund is greater than or equal to $16.80 on each trading day during the Monitoring Period.
(2)	The closing price of one share of the Index Fund is less than $16.80 on at least one trading day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price of one share of the Index Fund increases from the Initial Share Price of $28.00 to a Final Share Price of $30.80. Because the Final Share Price of $30.80 is greater than the Initial Share Price of $28.00, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,122 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (10% x 1.22)] = $1,122

Example 2: The closing price of one share of the Index Fund decreases from the Initial Share Price of $28.00 to a Final Share Price of $19.60 and a Knock-Out Event has not occurred. Because the Final Share Price of $19.60 is less than the Initial Share Price of $28.00 and the closing price of one share of the Index Fund did not decline below $16.80 on any trading day during the Monitoring Period, a Knock-Out Event has not occurred and the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The closing price of one share of the Index Fund decreases from the Initial Share Price of $28.00 to a Final Share Price of $14.00. Because the Final Share Price of $14.00 is less than the Initial Share Price of $28.00 by more than the Knock-Out Buffer Amount of 40%, a Knock-Out Event has occurred and the investor receives a payment at maturity of $500 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -50%) = $500

Example 4: The closing price of one share of the Index Fund decreases from the Initial Share Price of $28.00 to a Final Share Price of $26.60 and a Knock-Out Event has occurred. Because the Final Share Price of $26.60 is less than the Initial Share Price of $28.00 and because the closing price of one share of the Index Fund declined below $16.80 on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred and the investor receives a payment at maturity of $950 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -5%) = $950

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the iShares® MSCI Australia Index Fund	PS-3

Historical Information

The following graph sets forth the historical performance of the iShares® MSCI Australia Index Fund based on the weekly closing price of one share of the Index Fund from January 3, 2003 through January 11, 2008. The closing price of one share of the Index Fund on January 14, 2008 was $28.14. We obtained the Index Fund closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical closing prices per share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Index Fund on the Observation Date. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the iShares® MSCI Australia Index Fund	PS-4